UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

TELLABS, INC.

(Name of Subject Company)

TELLABS, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

879664100

(CUSIP Number of Class of Securities)

James M. Sheehan, Esq.

Executive Vice President,

General Counsel, Chief Administrative Officer and Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, Illinois 60563

Telephone (630) 798-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

COPIES TO:

Beth E. Flaming

Imad Qasim

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000 Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tellabs, Inc., a Delaware corporation (“Tellabs” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Blackhawk Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blackhawk Holding Vehicle LLC, a Delaware limited liability company (“Parent”). Parent and Purchaser are affiliates of Marlin Equity III, L.P., a Delaware limited partnership, Marlin Equity IV, L.P., a Delaware limited partnership, and Marlin Management Company, LLC, a Delaware limited liability company, as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 1, 2013 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any and all of the outstanding Shares at a price per Share of $2.45, net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing, in its entirety, the information set forth under the heading “Certain Litigation” with the following:

On October 21, 2013, a putative class action lawsuit (Freedman v. Tobkin, et al., Case No. 2013L000994) was filed in the Circuit Court for the Eighteenth Judicial Circuit, DuPage County, Illinois, Chancery Division, against the Company, the members of the board of directors of the Company, Parent, Purchaser and Marlin. The Complaint alleges that the Company’s directors breached their fiduciary duties for, among other things, allegedly (i) failing to take steps to maximize the value of the Company to its public stockholders, (ii) taking steps to avoid competitive bidding and to give Marlin an unfair advantage, (iii) failing to properly value the Company and its various asset and operations, (iv) failing to provide stockholders with material information, and (v) ignoring or not protecting against purported conflicts of interests resulting from the directors’ own interests. The Complaint also alleges that Parent, Purchaser and Marlin aided and abetted those alleged breaches of fiduciary duties by the Company’s directors. The Complaint seeks, among other things, declaration of the action as a proper class action and certifying the plaintiff as a representative of the class and plaintiff’s counsel as class counsel; injunctive relief; an accounting of all shares, money and other value improperly received from the Company; disgorgement of all property and profits defendants received as a result of their wrongful conduct, and imposition of a constructive trust on all such property; damages, including rescissory damages, in favor of plaintiff and the class, jointly and severally, together with interest thereon; and fees and costs associated with the litigation.

Between October 22, 2013 and November 6, 2013, 15 additional complaints were filed in various jurisdictions. Specifically, four additional complaints were filed in the Circuit Court for the Eighteenth Judicial Circuit, DuPage County, Illinois (Phelps v. Tellabs, Inc., et al., Case No. 2013L000999; Jackson v. Tellabs, Inc., et al., Case No. 2013CH002988; Setareh v. Tellabs, Inc., et al., Case No. 2013CH2997; and Huntwork v. Tellabs, Inc., et al., Case No. 2013CH2999); seven additional complaints were filed in the Circuit Court of Cook County, Illinois, Chancery Division (Englehart v. Hedfors, et al., Case No. 13 CH 23886; City of Lakeland Employees Pension Plan v. Tellabs, Inc., et al., Case No. 13 CH 23890; McCoomb v. Tellabs, Inc., et al., Case No. 13 CH 24411; Russell v. Tellabs, Inc., et al., Case No. 13 CH 24567; Reynolds v. Tellabs, Inc., et al., Case No. 13 CH 24519; Walpole v. Tellabs, Inc., et al., Case No. 13 CH 24757; and Rodriguez v. Tellabs, Inc., et al., Case No. 13 CH 24889); three additional complaints were filed in the Court of Chancery of the State of Delaware (Rishi Mehta v. Tellabs, Inc., et al., Case No. 9028-VCL , Wilkinson v. Tellabs, Inc., et al., Case No. 9043-VCL , and Rajendra Mehta v. Tellabs, Inc., et al., Case No. 9066); and one additional complaint was filed in the United States District Court for the Northern District of Illinois (Lambert v. Tellabs, Inc., et al., Case No. 13-cv-7945). Each of these additional complaints asserts similar claims and allegations to those in the Freedman complaint, and each complaint seeks similar relief on behalf of the same putative class. The Rishi Mehta, McCoomb, Walpole and Rodriguez complaints also name as a defendant Daniel P. Kelly, President and Chief Executive Officer of the Company. In addition, the Rajendra Mehta and Rodriguez complaints allege that there were disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC, and the Lambert complaint alleges similar disclosure violations pursuant to Sections 14(e) and 20(a) of the Securities and Exchange Act of 1934.

On November 1, 2013, the Delaware court entered an order consolidating the Rishi Mehta and Wilkinson actions under the caption In re Tellabs, Inc. Stockholders Litigation, Case No. 9028-VCL. On November 6, 2013, plaintiffs filed a consolidated amended complaint in this action alleging disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC. The Rajendra Mehta complaint was filed on November 6, 2013, after the other two actions filed in Delaware were consolidated.

On November 4, 2013, plaintiff in the Englehart action filed an amended complaint alleging disclosure violations in connection with the Schedule 14D-9 filed by the Company with the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELLABS, INC.

By:	/s/ Lawrence A. Rieger
Lawrence A. Rieger
Acting Chief Financial Officer

Dated: November 7, 2013